

December 26, 2023

Jason D. Hanson
Chief Executive Officer
enGene Holdings Inc.
4868 Rue Levy, Suite 220
Saint-Laurent, QC H4R 2P1
Canada

> **Re: enGene Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2023**
> **File No. 333-275700**

Dear Jason D. Hanson:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your revisions in response to prior comment 1, please continue to revise to disclose the effective price per share paid for the common shares issued to the investors in the PIPE Financing and to the investors party to the Non-Redemption Agreement.

2. We note your revisions in response to prior comment 2 but do not see related disclosure in the prospectus summary or risk factors as requested. Please advise or revise as appropriate. In addition, as applicable, and as requested by prior comment 2, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Risk Factors
Certain existing securityholders acquired their securities in enGene at prices below the current trading price of such securities..., page 83

3.   We note this risk factor provided in response to prior comment 4. As requested by that comment, also disclose that even though the current trading price is below the SPAC's IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

     Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Life Sciences

cc: Howard A. Kenny, Esq.